Canterbury Corporate Services, Inc.

           1600 Medford Plaza, Medford, New Jersey  08055
               (609) 953-0044  s  FAX (609) 953-0062

                       For Immediate Release


         CANTERBURY REPORTS 2ND QUARTER - SIX MONTH PROFITS

                 3RD QTR OPERATING PROFITS EXPECTED
                TO BE SIGNIFICANTLY BETTER THAN 1995

       CANTERBURY ANNOUNCES 1ST SALES FROM INTERNET MARKETING

               CANTERBURY RECEIVES INITIAL $1,000,000
                  IN WINDOWS 95 TRAINING CONTRACTS

           CANTERBURY COMPLETES ACQUISITION OF PROSOFT -
              ENTERS CHARLOTTE, NORTH CAROLINA MARKET

               CANTERBURY IN DISCUSSION WITH NUMEROUS
                   MERGER/ACQUISITION CANDIDATES

Medford, New Jersey: July 12, 1996

Canterbury Corporate Services, Inc. (NASDAQ - XCEL) - announced today that for the six months ended May 31, 1996 revenues were $14,173,309 versus $13,910,512 for the same period in 1995. Net income was $917,930 versus $1,394,828. Earnings per share was $.07 versus $.12. For the three months ended May 31, 1996 revenues were $7,820,698 versus $8,169,850 for the same period in 1995. Net income was $184,820 versus $858,088. Earnings per share was $.01 versus $.07. Lower comparative revenues and profits were attributed to the closing of vocational schools in California, Pennsylvania and Florida in 1995, which reduced revenues by $1,040,000. In addition, substantial funds were committed in the second fiscal quarter to initiate an aggressive merger/acquisition program and on research and development to prepare for Windows NT and related software training in the fall and winter.

Canterbury repaid $1,037,500 of long-term debt as well as $389,000 of short-term, revolving debt to its bank in the first six months of 1996. An additional $518,750 of long-term debt was repaid in the first month of the third quarter. Long-term bank debt has been reduced from $8,300,000 in June of 1994 to $4,150,000 as of this date. Net worth has increased from $13,112,806 as of November 30, 1995 to $15,185,296 on May 31, 1996.

July 12,  1996 Press Release, Page 2



CALC/Canterbury Corp. has received its first orders for computer software training over the Canterbury Internet web site (http://www.canterburyxcel.com). More than 100 enrollments have been booked thus far and Canterbury expects this number to accelerate as the Company intensifies its marketing over the Internet for CALC/Canterbury Corp. and MSI/Canterbury Corp. (the Company's management, sales and communications subsidiary), as well as Canterbury's recently acquired subsidiary, ProSoft/Canterbury Corp. of Charlotte, North Carolina.

CALC/Canterbury Corp. has received its first $1,000,000 in orders for Windows 95 training. The bookings came from 12 major corporations and will comprise at least 200 classes per month beginning in the third fiscal quarter. Stanton
M. Pikus was quoted as saying, "We are pleased that the spigot has finally been turned on and many of our customers are beginning to migrate to Windows
95. We expect this trend to continue and to accelerate in the third and fourth quarters of Fiscal 1996 and beyond. We also expect to see greatly increased demand for Windows NT training this fall and winter. Microsoft has completed production of its advanced Windows NT Version 4.0, which is being positioned as a corporate operating system. CALC/Canterbury Corp. is a Microsoft Solution Provider and an Authorized Technical Education
Center (ATEC) and should benefit significantly from this development."

Canterbury completed its acquisition of ProSoft Training, LLC., a computer applications training company on July 1, 1996. ProSoft's name has been changed to ProSoft/Canterbury Corp., and Canterbury will now begin work on the expansion of ProSoft/Canterbury Corp. into adjacent markets in North and South Carolina for both computer software training and technical training, and for management, sales and communications training provided by MSI/Canterbury Corp. Canterbury is actively discussing merger/acquisition with numerous information technology companies. Since corporations accessing computer application or technical training also need computer and software consulting, network and systems development, systems integration, Internet development and application, as well as Intranet conversions, the Canterbury family of companies will be able to provide a fully integrated, comprehensive approach to information technology. Canterbury's intent is to merge with/acquire profitable companies across the information technology continuum as shown in the chart that follows. Although there is no assurance that mergers or acquisitions will take place, Canterbury has grown primarily by acquisition; and its President was the President of a mergers and acquisitions firm for sixteen years prior to his involvement with Canterbury. To the greatest extent possible, Canterbury will attempt to acquire companies with restricted common stock set at a price substantially higher than the present market price and will provide appropriate adjustment guarantees. The purchases should not be dilutive to earnings per share.

July 12,  1996 Press Release, Page 3



                            CANTERBURY'S
                       INFORMATION TECHNOLOGY
                      MERGER/ACQUISITION MODEL




Canterbury expects third and fourth quarter operating results in fiscal 1996 to be significantly better than for the same period in Fiscal 1995, for the following reasons:

    Windows 95 training revenue has begun and should accelerate.
    Windows NT (Version 4.0) revenues should begin.
    The new Wall Street training center is continuing to grow.
    MSI/Canterbury Corp. revenues and profit margins are increasing.
    The acquisition of ProSoft and the addition of the Charlotte market. Additional sales over the Internet.
    Potential acquisitions of other information technology companies.

This press release contains forward looking statements. The actual results might differ materially from those projected in the forward looking statements. Additional information concerning factors that could cause actual results to materially differ from those in forward looking statements is contained in Canterbury Corporate Services, Inc.'s SEC filings, including periodic reports under the Securities Exchange Act of 1934, as amended, copies of which are available upon request from the Canterbury investor relations department.